Exhibit (a)(1)(vi)

Notice of Offer to Purchase for Cash

by

Osprey Bitcoin Trust

Up to 20% or 1,668,107 of its outstanding Units

FAIRFIELD, C.T. — January 11, 2024 —Osprey Bitcoin Trust (OTCQX: OBTC), a Delaware statutory trust (“Osprey” or the “Trust”), announced today that it is offering to purchase for cash via tender offer (the “Offer”) up to 20% or 1,668,107 outstanding common units of fractional undivided beneficial interest (the “Units”) at a purchase price equal to their net asset value (“NAV”), less any applicable withholding taxes and fees payable to Osprey Funds, LLC, the sponsor of the Trust (the “Sponsor”) (such purchase price, the “Purchase Price”), as determined as of the close of business on February 14, 2024 (such date, as may be extended, the “Valuation Date”). The Offer is being made in accordance with the terms and subject to the conditions described in the offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY

ON FRIDAY, February 9, 2024, AT 12:00 MIDNIGHT, NEW YORK CITY TIME, UNLESS THE OFFER IS EXTENDED Or EARLIER terminated (such date and time, as they may be extended, the “expiration date”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions, as further described in the Offer to Purchase.

The Trust reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by promptly notifying investors of such extension. If the Trust elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the Purchase Price for tendered Units, the NAV of such Units will be determined at the close of business on the third (3rd) Business Day after the date on which the Offer actually expires. The Trust reserves the right to adjust the date on which the NAV of the Units will be determined to correspond with any extension of the Offer, provided that any such extension of the Offer and any such corresponding adjustment to the Valuation Date, as applicable, will be announced via press release as promptly as practicable after such determination has been made and not later than 9:00 a.m., New York City time, on the first (1st) Business Day after the previously scheduled Expiration Date. During any such extension, all Units previously tendered and not properly withdrawn will remain subject to the Offer.

The Trust also reserves the right, in its reasonable discretion, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer to terminate the Offer in the circumstances set forth in the Offer to Purchase and in the event of such termination, not to purchase or pay for any Units tendered pursuant to the Offer. In the event that the Trust decides to terminate the Offer for any reason, it will promptly notify investors.

Unitholders wishing to tender their Units must follow the procedures set forth in Section 4 of the Offer to Purchase and in the Letter of Transmittal. To validly tender Units pursuant to the Offer, a properly completed and duly executed Letter of Transmittal together with any required signature guarantees, must be received by the Trust’s transfer agent and the depositary for the Offer, Continental Stock Transfer and Trust Company (“CSTT”) at its address set forth on the back page of the Offer to Purchase, and listed below, prior to the Expiration Date.

Unitholders who hold Units in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, meaning such Units are owned in “street name,” must contact such nominee if such unitholder desires to tender those Units, and request that such nominee effects the transaction on the holder’s behalf.

Unitholders wishing to tender their Units but who are unable to deliver them by book-entry transfer prior to the Expiration Date, or who are unable to make delivery of all required documents to CSTT prior to the Expiration Date, may tender their Units by complying with the procedures set forth in Section 4 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

Any unitholder tendering Units pursuant to the Offer may withdraw its tender (a) at any time on or before the applicable Expiration Date, and (b) at any time after March 11, 2024, if Units have not then been accepted by the Trust. To be effective, any notice of withdrawal must be timely received by CSTT at the address or fax number set forth on the back page of the Offer to Purchase and listed below. Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling Morrow Sodali LLC, the information agent for the Offer (the “Information Agent”) at the phone number indicated on page 2 of the Offer to Purchase and listed below. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Trust, in its sole discretion, and such determination shall be final and binding absent a finding to the contrary by a court of competent jurisdiction. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may again be tendered prior to the Expiration Date by following the procedures described in Section 4 of the Offer to Purchase. The unitholder is responsible for confirming that any notice of withdrawal is received by CSTT. If the unitholder fails to confirm receipt of a notice of withdrawal by CSTT, there can be no assurance that any withdrawal the unitholder may make will be honored by the Trust.

If a unitholder holds Units through a broker, dealer, commercial bank, trust company or similar institution, such holder should consult that institution on the procedures the holder must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal.

If Units have been delivered in accordance with the procedures for book-entry transfer described in Section 4 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Depository Trust Company (“DTC”) to be credited with the withdrawn shares and otherwise comply with DTC’s procedures.

Upon the terms and subject to the conditions of the Offer, the Trust will accept for payment and pay the Purchase Price for all of the Units accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for Units tendered and accepted for payment pursuant to the Offer will be made as promptly as practicable, subject to possible delay in the event of proration, but only after timely receipt by CSTT of: (1) as to a DTC participant, (a) either a duly completed agent’s message through the facilities of DTC at CSTT’s DTC account or a properly completed Letter of Transmittal, and (b) confirmation of book-entry transfer of the Units into CSTT’s applicable DTC account; or as to a registered shareholder, a properly completed and duly executed Letter of Transmittal; and any other required documents by the Letter of Transmittal. The Trust will deposit the amounts payable in separate accounts with CSTT. All payments described above will be made by check or wire transfer, either directly to the brokerage firm of record or, if not held at a brokerage firm, directly to the physical address or the account, as applicable, designated by the tendering investor.

In the event of proration, we will determine the proration factor and pay for those tendered Units accepted for payment promptly after the Expiration Time. Units tendered and not purchased, including Units not purchased due to proration, will stay at the registered shareholder’s book-entry account at CSTT, or, in the case of Units tendered by book-entry transfer through the facilities of DTC, will be credited to the appropriate account maintained by relevant DTC participants at DTC, in each case without expense to the shareholder.

Under no circumstances will the Trust pay interest on the Purchase Price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, as described in Section 7 of the Offer to Purchase, we may not be obligated to purchase Units pursuant to the Offer.

The Offer is being made to all holders of Units. The purpose of the Offer is to provide liquidity to investors who hold Units. The Sponsor has the discretion to determine whether the Trust will repurchase Units from investors from time to time pursuant to written tenders. Because Units of the Trust have traded at an average discount to NAV of 25% over the past year, and because of the limited liquidity on the OTCQX, the Sponsor has determined, after consideration of these and various additional matters, that the Offer is in the best interests of investors of the Trust.

The Sponsor of the Trust has approved the Offer. However, neither the Trust, nor the Sponsor, nor any of the executive officers of the Sponsor, nor the Information Agent, nor CSTT makes any recommendation to any unitholder as to whether to tender or refrain from tendering Units. Unitholders must make their own decisions whether to tender Units, and, if so, the portion of their Units to tender.

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None of the Sponsor, its officers or affiliates intend to participate in the Offer.

Generally, the tender of Units for cash pursuant to the Offer will be a taxable sale of the Units for U.S. federal income tax purposes. For a discussion of the U.S. federal income tax consequences of the tender of Units pursuant to the Offer, see Section 10 of the Offer to Purchase. UNITHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF TENDERING UNITS IN THE OFFER.

The information required to be delivered by Rule 13e-4(d)(1) under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase, which is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be carefully read in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery or the other Offer materials may be directed to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of shares, stockholders are directed to contact CSTT, the depositary for the Offer.

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

By Mail or Overnight Courier: (for eligible institutions only): Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, NY 10004 Attention: Corporate Actions Department	By Facsimile Transmission: 212-616-7610 Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, NY 10004 Attention: Corporate Actions Department

The Information Agent for the Offer is:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: OBTC.info@investor.morrowsodali.com

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Units. The Offer is made solely pursuant to the Offer to Purchase and Letter of Transmittal. The information contained or referred to therein is incorporated herein by reference. The Offer is being made to all holders of Units, provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Units in states in which making or accepting the Offer would violate that state’s laws, provided that the Trust will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. In any state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Trust’s behalf by one or more registered brokers or dealers licensed under the laws of such state.

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